UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Psychemedics Corporation

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

744375205

(CUSIP Number)

PETER H. KAMIN

2720 Donald Ross Road, #311

Palm Beach Gardens, FL 33410

DAVID E. DANOVITCH, ESQ.

Sullivan & Worcester LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 660-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 744375205	Page 2 of 5

1	NAME OF REPORTING PERSON

PETER H. KAMIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		647,737(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

647,737(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

647,737(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 218,728 shares of common stock of the issuer (the “Issuer”), par value $0.005 per share (the “Common Stock”), held by the Peter H. Kamin Revocable Trust dated February 2003 (the “Kamin Trust”), of which Peter H. Kamin (the “Reporting Person”) is the sole trustee, 146,998 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997 (the “Kamin Childrens Trust”), of which the Reporting Person is the trustee, and 44,980 shares of Common Stock held by 3K Limited Partnership (“3K Limited”), of which the Reporting Person is the General Partner (collectively, the “Trusts”).
(2)	The aggregate percentage of shares of Common Stock reported owned herein is based upon 5,824,036 shares outstanding as of August 12, 2024, which is the total number of shares outstanding as indicated to the Reporting Person by the Issuer.

SCHEDULE 13D/A

CUSIP NO. 744375205	Page 3 of 5

This Amendment No. 7 to Statement on Schedule 13D (this “Amendment No. 7) amends and supplements the Statement on Schedule 13D, initially filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2020, as amended by Amendment No. 1 to such Statement on Schedule 13D filed by the Reporting Person with the SEC on August 19, 2021, Amendment No. 2 to such Statement on Schedule 13D filed by the Reporting Person with the SEC on September 23, 2021, Amendment No. 3 to such Statement on Schedule 13D filed by the Reporting Person with the SEC on January 26, 2022, Amendment No. 4 to such Statement on Schedule 13D filed by the Reporting Person with the SEC on April 21, 2022, Amendment No. 5 to such Statement on Schedule 13D filed by the Reporting Person with the SEC on May 10, 2022, and Amendment No. 6 to such Statement on Schedule 13D filed by the Reporting Person with the SEC on June 10, 2022 (collectively, the “Schedule 13D”). Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer.

The information contained in “Item 1. Security and Issuer.” of the Schedule 13D is not being amended by this Amendment No. 7.

Item 2. Identity and Background.

The information contained in “Item 2. Identity and Background.” of the Schedule 13D is not being amended by this Amendment No. 7.

Item 3. Source or Amount of Funds or Other Consideration.

“Item 3. Source or Amount of Funds or Other Consideration.” of the Schedule 13D is being amended by this Amendment No. 7 to add the following:

As described in Item 4., the Reporting Person was awarded an aggregate of 23,000 restricted stock units (the “RSU”) under the Issuer’s 2006 Incentive Plan, as amended (the “2006 Incentive Plan”), as compensation for his service as a director of the Issuer.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction.” of the Schedule 13D is being amended by this Amendment No. 7 to add the following:

Pursuant to its terms, the Cooperation Agreement automatically terminated in 2023, following the expiration of the Standstill Period.

Director Grants

On August 12, 2022, the Issuer granted to the Reporting Person RSUs representing the right to receive upon vesting 9,000 shares of Common Stock, half of the RSUs vested on each August 12, 2023 and August 12, 2024.

On August 17, 2023, the Issuer granted to the Reporting Person RSUs representing the right to receive upon vesting 14,000 shares of Common Stock, which RSUs will fully vest on August 17, 2024.

Such RSUs were granted pursuant to the Issuer’s 2006 Incentive Plan and in accordance with the terms of the Stock Unit Award with non-employee directors, between the Issuer and the Reporting Person.

The foregoing description of the 2006 Incentive Plan and Stock Unit Award does not purport to be complete and is qualified in its entirety by reference to the full text of the 2006 Incentive Plan and form of Stock Unit Award Agreement (the “Stock Unit Award Agreement”), which are filed as Exhibit 99.2 and 99.3 to this Schedule 13D and incorporated herein by reference.

SCHEDULE 13D/A

CUSIP NO. 744375205	Page 4 of 5

Purchase Agreement

On August 12, 2024, in connection with the Stock Sale (as defined below), the Issuer entered into a stock purchase agreement (the “Purchase Agreement”) with 3K Limited, the Reporting Person, in his individual capacity, the Kamin Trust, the Kamin Childrens Trust, the Peter H. Kamin GST Trust (the “GST”) and the Peter H. Kamin Family Foundation (the “Foundation”). 3K Limited, the Reporting Person, the Kamin Trust, the Kamin Childrens Trust, the GST and the Foundation are referred to herein together as the “Investors”.

Pursuant to the Purchase Agreement, the Investors agreed to purchase, subject to the terms and conditions thereof, up to 1,595,744 shares (the “Shares”) of Common Stock, at a purchase price of $2.35 per share, for an aggregate purchase price of up to $3,750,000 (the “Stock Sale”). Prior to the closing of the Stock Sale (the “Closing Date”), the Issuer will determine the number of Shares to be issued (not to exceed 1,595,744 shares) so as to provide the Issuer with (i) proceeds sufficient to repurchase the fractional shares of Common Stock resulting from the proposed reverse stock split of the outstanding Common Stock and (ii) an additional $500,000 designated for working capital and general corporate purposes.

In addition, under the terms of the Purchase Agreement, in connection with each annual or special meeting of stockholders of the Issuer occurring after the Closing Date at which directors of the Issuer are to be elected, (i) the Issuer will be required to include two individuals designated by 3K Limited and satisfying certain eligibility criteria (each, a “3K Director Nominee”) as nominees for election to the Issuer’s board of directors (the “Board”) in its proxy materials and (ii) the Board will be required to recommend to the stockholders of the Issuer the election of such 3K Director Nominees to the Board in the same manner as it recommends the election of the Issuer’s other director nominees. Additionally, pursuant to the terms of the Purchase Agreement, from and after the Closing Date, the Issuer may not, without 3K Limited’s prior written consent, increase the size of the Board to more than five directors. In the event the Issuer’s stockholders are permitted to elect directors by action by written consent pursuant to the Issuer’s bylaws and applicable law, the foregoing provisions shall be applied mutatis mutandis in connection with any such action. The Issuer also granted the Investors certain indemnification rights with respect to the transactions contemplated by the Purchase Agreement.

The consummation of the Stock Sale is subject to the satisfaction of customary closing conditions, including receiving the requisite approval by the Issuer’s stockholders of (i) the terms and conditions of the Purchase Agreement and the proposed reverse stock split and (ii) the filing of a certificate of amendment to the Issuer’s amended and restated certificate of incorporation to effect the reverse stock split on the basis of the final split ratio, which final split ratio will be determined by the Board prior to the closing.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

is by this Amendment No. 7

(a)	The percentage ownership of shares of Common Stock set forth in this Amendment No. 7 is based upon 5,824,036 shares outstanding as of August 12, 2024, which is the total number of shares outstanding as indicated to the Reporting Person by the Issuer.

(b)	The Reporting Person has the sole voting power and sole dispositive power with respect to all of the shares held by him and the Trusts.

SCHEDULE 13D/A

CUSIP NO. 744375205	Page 5 of 5

(c)	Except as set forth in Item 4 of this Amendment No. 7, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment No. 7.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.” of the Schedule 13D is being amended by this Amendment No. 7 to add the following:

Pursuant to its terms, the Cooperation Agreement automatically terminated in 2023, following the expiration of the Standstill Period.

The Reporting Person is entitled to the RSUs pursuant to the Issuer’s 2006 Incentive Plan as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

On August 12, 2022, the Investors and the Issuer entered into the Stock Unit Award Agreement as defined and described in Item 4 above and attached as Exhibit 99.3 hereto.

On August 17, 2023, the Investors and the Issuer entered into the Stock Unit Award Agreement as defined and described in Item 4 above and attached as Exhibit 99.3 hereto.

On August 12, 2024, the Investors and the Issuer entered into the Purchase Agreement as defined and described in Item 4 above and attached as Exhibit 99.4 hereto.

Item 7. Material to be filed as Exhibits.

“Item 7. Material to be filed as Exhibits.” of the Schedule 13D is being amended by this Amendment No. 7 to add the following exhibits:

Exhibit Number*	Description

99.2	2006 Incentive Plan of the Issuer, as amended (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 17, 2021).
99.3	Form of Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 19, 2016)
99.4	Stock Purchase Agreement, by and among Psychemedics Corporation, 3K Limited Partnership, Peter H. Kamin, the Peter H. Kamin Revocable Trust dated February 2003, the Peter H. Kamin Childrens Trust dated March 1997, the Peter H. Kamin GST Trust and the Peter H. Kamin Family Foundation, dated August 12, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 12, 2024).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2024

/s/ Peter H. Kamin
Peter H. Kamin